Adam W. Finerman direct dial: 212.589.4233 afinerman@bakerlaw.com

June 25, 2024

Disclosure Review and Accounting Office Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Daniel Greenspan

Re:	Karpus Management, Inc., d/b/a Karpus Investment Management (“Karpus”) Preliminary Proxy Filing on Form PREC14A Filed June 4, 2024 File No. 241016226 (the “Preliminary Proxy Statement”)

Dear Daniel:

On behalf of Karpus, we hereby respond as set forth below to the comments you conveyed to us on behalf of the staff of the U.S. Securities and Exchange Commission (the “Staff”) on a call that took place at 2:00 p.m. EST on June 20, 2024 (the “Call”) with respect to the above-referenced Preliminary Proxy Statement. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR an amended form of the Preliminary Proxy Statement on form DEFC14A (the “Definitive Proxy Statement”), which Definitive Proxy Statement incorporates the comments we received on the Call.

To assist your review, we have summarized the Staff’s comments in italics below. Please note that all references to page numbers in our response refer to the page numbers of the Definitive Proxy Statement. Capitalized terms used in our responses below that are not otherwise defined have the meanings ascribed to them in the Definitive Proxy Statement.

June 25, 2024

Statements that should be qualified as to Karpus’ belief

1.        The Staff indicated that certain of Karpus’ statements on pages 6 and 7 regarding the Fund’s bylaws and the actions of Nuveen as its investment advisor should be qualified as to belief.

In response to the Staff’s comment, Karpus has revised its disclosure on pages 6 and 7 to qualify the statements identified by the Staff with statements like “we believe”, “in our view”, or words to similar effect.

Disclosure regarding the voting by holders of Preferred Shares of the Fund

2.        The Staff indicated that the Preliminary Proxy Statement and the Karpus proxy card should be clarified to indicate that holders of Preferred Shares would not be able to vote their Preferred Shares by returning the Karpus proxy card.

In response to the Staff’s comment, Karpus has revised its disclosure on page 11 and in the Karpus proxy card to clarify that Karpus is not soliciting holders of Preferred Shares and that holders of both Shares and Preferred Shares will not be able to vote their Preferred Shares by means of the Karpus proxy card.

Prominence of disclosure regarding Karpus’ ability to decline to attend the Annual Meeting in order to prevent a quorum

3.       The Staff indicated that Karpus’ disclosure regarding its reservation of the right to not attend the Annual Meeting and to not vote the Shares for which it receives proxies should be given greater prominence.

In response to the Staff’s comment, Karpus has moved its disclosure regarding Karpus’ ability to decline to attend the Annual Meeting for strategic reasons in order to prevent a quorum from page 13 up to page 11 at the beginning of the section titled “Proxies, Quorum and Voting at the Annual Meeting”.

Disclosure regarding broker non-votes

4.       The Staff noted that as NYSE rules prevent any discretionary voting of shares held in street name in contested solicitations, Karpus should update its disclosure to reflect that no broker non-votes would exist with respect to any of the Proposals.

In response to the Staff’s comments, Karpus has modified its disclosure on pages 7, 10 and 12 to clarify that there will not be any broker non-votes on the Proposals and to delete a sentence on page 12 regarding the ability of brokers to vote preferred shares in accordance with NYSE rules.

June 25, 2024

Clarification regarding Bylaws

5.       The Staff noted that the Fund’s bylaws had already contained many of the restrictions Karpus complained of, and asked that Karpus clarify the timing of the implementation of such restrictions. In addition, the Staff requested that Karpus clarify that the bylaws permit directors to serve on more than three public company boards provided such companies have Nuveen as their investment adviser.

In response to the Staff’s comments, Karpus modified disclosure on page 6 to adopt the clarifications requested by the Staff.

Clarification regarding SEC no enforcement petition

6.       The Staff requested that Karpus clarify that the Fund’s petition to the SEC to take no enforcement action if the Fund excluded Karpus’ 14a-8 Proposal was granted.

In response to the Staff’s comments, Karpus modified disclosure on page 6 to adopt the clarifications requested by the Staff.

Clarification regarding use of acronyms

7.       The Staff requested that Karpus clarify the meaning of two acronyms used in the biographies of Karpus’ nominees for election as directors.

In response to the Staff’s comments, Karpus modified the biographies to clarify the meaning of acronyms included in biographical disclosure.

Sincerely,

/s/ Adam W. Finerman Partner